C L I F F O R D	CLIFFORD CHANCE US LLP

C H A N C E	31 WEST 52ND STREET
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TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

TO	Geoffrey M. Ossias	COMPANY	Securities and Exchange Commission

FAX NO	202-779-9209	PHONE NO	202-551-3404

FROM	Elizabeth M. McCarroll	DATE	October 11, 2005

CC	Andrew Epstein
Eric Graham

SENDER PHONE	+1 212 878 3437	PAGES (INCL COVER)	4

Re:	Cogdell Spencer Inc.
File No. 333-127396
Attached, please find pages 9 and 112 of our draft Amendment No. 3 to the Registration Statement on Form S-11 that we anticipate filing. Because this disclosure is related to our response to Comment 3 of your letter dated September 30, 2005 (the “September 30 Letter”), we wanted to provide you supplementally with these further revisions which are being made to merely to clarify the existing disclosure.
In addition, we are supplementally providing you with an excerpt from the company’s customer satisfaction survey (a copy of which was previously provided) which Andrew Epstein discussed with you on the telephone earlier today. We would like to point out that because a scale of 0 to 4 was used by the company on the survey (meaning “strongly disagree” merits a 0; “disagree” merits a 1; “neutral” merits a 2; “agree” merits a 3; and “strongly agree” merit a 4 rating, the company continues to believe that their response to comment 25 of the September 30 Letter is correct and that its tenants do indeed enjoy a high level of satisfaction.
We look forward to discussing this with you further on Wednesday when we discuss the other 3 comments raised by Andrew during your call earlier today.
Regards,
Elizabeth McCarroll
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•	the consolidation transaction; and

•	debt repayment.

      As part of the consolidation transaction, our operating partnership will enter into agreements with the holders of interests who elect to receive OP units, pursuant to which the operating partnership will indemnify these holders against certain tax liabilities intended to be deferred in the consolidation transaction if those tax liabilities result from the operating partnership’s sale, transfer, conveyance or other disposition of a property acquired by the operating partnership in the consolidation transaction, or if the operating partnership fails to offer the holder the opportunity to guarantee, or otherwise bear the risk of loss, of certain amounts of debt for U.S. federal income tax purposes.

      The valuation of each of the existing entities, as well as Cogdell Spencer Advisors, Inc., was fixed prior to the initial filing of the registration statement of which this prospectus is a part. In addition, the number of shares of common stock and/or OP units that each holder of an ownership interest could receive in exchange for each interest in the various contributed entities was also fixed prior to the initial filing of the registration statement of which this prospectus is a part. Messrs. Cogdell and Spencer received OP units in exchange for their direct and indirect ownership interests in the existing entities. In addition, Messrs. Cogdell and Spencer received approximately 1,464,121 shares of our common stock for their ownership interests in Cogdell Spencer Advisors, Inc.

      In the consolidation transaction, in consideration for the acquisition of our predecessor, we expect to issue an aggregate of 1,842,274 shares of our common stock and 3,838,587 OP units, which include an aggregate of 1,464,121 shares of stock and 1,097,906 OP units to members of our senior management, and pay $36.5 million in cash from the net proceeds of the offering. Based upon the mid-point of the price range of our common stock indicated on the cover page of this prospectus, the aggregate value of the shares of common stock and OP units to be issued in the consolidation transaction will be approximately $107.9 million. Thus, the aggregate value of the consideration to be issued and paid by us in the consolidation transaction is approximately $144.4 million.

      For purposes of the consolidation transaction, we determined the value of our predecessor by estimating the fair market value of the real properties held by the existing entities using a capitalization rate methodology and by estimating the value of Cogdell Spencer Advisors, Inc. as a stand-alone company. A capitalization rate methodology is a real property valuation approach used by investors and appraisers to determine the fair market value of income-producing real estate. Under this methodology, the value of a property our calculated by dividing their estimated 2005 net operating income, which is gross property operating income less all expenses required to operate the property, by an assigned capitalization rate. This valuation approach resulted in a value of our predecessor in the consolidation transaction of approximately $143.0.

      In contrast, the aggregate historical combined net tangible book value of our predecessor was approximately $(49.5) million as of June 30, 2005. Net tangible book value measures the historical costs of tangible assets (net of accumulated depreciation) reduced by outstanding tangible liabilities and is reflective of the manner in which assets and liabilities are recorded on the balance sheet of a business enterprise under accounting principles generally accepted in the United States of America, or GAAP. Because the net tangible book value of our predecessor is based on the historical costs of tangible assets acquired and tangible liabilities incurred over more than a quarter century of business activities, we do not believe that net tangible book value is reflective of the fair market value of our predecessor.

•	Certain other holders (none of which consist of our executive officers or directors) will be paid an aggregate of approximately $36.5 million in cash for their direct or indirect interests in the properties and assets owned by the existing entities; and

•	The stockholders of Cogdell Spencer Advisors, Inc. will exchange all of their stock in Cogdell Spencer Advisors, Inc. for approximately 1,464,121 shares of our common stock.

      As part of the consolidation transaction we expect to acquire one property, 190 Andrews, located in Greenville, South Carolina which we currently manage. We expect to acquire this property from its tenant-owners in exchange for a fixed value of OP units equal to $3.2 million based upon the mid-point of the price range indicated on the cover page of this prospectus.

Valuation of Existing Entities

      The value of our predecessor in the consolidation transaction was determined by estimating the fair market value of the real properties held by the existing entities using a capitalization rate methodology and by estimating the value of Cogdell Spencer Advisors, Inc. as a stand-alone company. A capitalization rate methodology is a real property valuation approach used by investors and appraisers to determine the fair market value of income-producing real estate. Under this methodology, the value of a property is calculated by dividing the property’s net operating income (i.e., gross property operating income less all expenses required to operate the property) over a specified annual period by an assigned capitalization rate. By focusing on the net operating income of a property over a specified annual period, this valuation methodology does not take into account potential future changes in the net operating income of the property that may occur outside of the specified period and may not take into account certain future capital expenditures required to be made at the property. As a result, this methodology may not necessarily reflect the value that could be obtained for a real property in a transaction with third parties. In addition, third party appraisals were not used in determining the value of the properties or of Cogdell Spencer Advisors, Inc. As a result, the consideration paid by us in the consolidation transaction may exceed the value of our predecessor that may be reflected in other valuation methodologies or appraisals or may be obtained in transactions with third parties.

      The valuation approach used in the consolidation transaction resulted in a value of our predecessor in the consolidation transaction of $143.0 million. In contrast, the aggregate historical combined net tangible book value of our predecessor was approximately $(49.5) million as of June 30, 2005. Net tangible book value measures the historical costs of tangible assets (net of accumulated depreciation) reduced by outstanding tangible liabilities and is reflective of the manner in which assets and liabilities are recorded and carried on the balance sheet of a business enterprise under GAAP. Because the net tangible book value of our predecessor is based on historical costs of tangible assets acquired and tangible liabilities incurred over more than a quarter century of business activities, we do not believe that net tangible book value is reflective of the fair market value of our predecessor.

      The valuation of each of the existing entities, as well as that of Cogdell Spencer Advisors, Inc., were fixed prior to the initial filing of the registration statement of which this prospectus is a part. In addition, the number of shares of common stock that each holder of an ownership interest could receive in exchange for each interest in the various contributed entities was also fixed prior to the initial filing of the registration statement of which this prospectus is a part.

Excluded Assets

      Messrs. Cogdell and Spencer have outside business interests which include the ownership of three medical office buildings, currently held for sale which we are not acquiring. Messrs. Cogdell and Spencer, together, own a 5.0% interest in two of the properties and in addition, with an interest owned through Cogdell Spencer Advisors, Inc., own a 100% interest in the third property, Gulfport Medical Office Building, LLC. Gulfport Medical Office Building, LLC qualifies as a variable interest entity under Financial Accounting Standards Board Interpretation No. 46(R) and has not been consolidated in the predecessor historical financial statements as the hospital-lessee has been determined to be the primary beneficiary that retains virtually complete economic control, benefit and risk of the property. We expect to continue to manage Gulfport Medical Office Building, LLC after this property is sold. In addition, Messrs. Cogdell and Spencer own an aggregate 22.5% interest in a parcel of undeveloped land adjacent to River Hills Medical Plaza. We have

Cogdell Spencer Advisors
Building Services Survey 2005
PROPERTY NAME:                                                             DATE:
TENANT BUSINESS NAME:                                                              SUITE #
COMPLETED BY:                                                              TITLE:
PHONE:
PLEASE EVALUATE THE FOLLOWING SERVICE AREAS BY CHECKING THE BOX WHICH MOST ACCURATELY REFLECTS YOUR OPINION.
MANAGEMENT SERVICES

		Strongly	Agree	Neutral	Disagree	Strongly
		Agree				Disagree
1.	The building’s management staff is responsive to your concerns:

Comments or Suggestions:

		Strongly	Agree	Neutral	Disagree	Strongly
		Agree				Disagree
2.	The building’s management staff follows through on promised actions:

Comments or Suggestions:

BUILDING FEATURES
3.	The Janitorial Service meets my expectations in the following areas:

		Strongly	Agree	Neutral	Disagree	Strongly
		Agree				Disagree
A.	Office areas

Comments or Suggestions: